EXHIBIT 99.1

Hydrogenics Joins German H2FLY Consortium to Enable Zero-Emission Passenger Flights Using Fuel Cell Technology

MISSISSAUGA, Ontario, Oct. 15, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power systems, announced this week that it has joined with a consortium of companies to develop the world's first zero-emission four-seater passenger plane. The announcement was made at the International Trade Fair World of Energy Solutions in Stuttgart, Germany on October 12, 2015.

Hydrogenics joins with partners; the DLR Institute of Technical Thermodynamics, the University of Ulm, aircraft manufacturer Pipistrel, and the airport of Stuttgart in the consortium named H2FLY. The consortium's vision is the advancement of emission-free electrified flight with hydrogen. The aircraft, named HY4, will make its maiden flights from its home base at the Stuttgart Airport in the summer of 2016.

Emission-free, faster, higher and further

"With the HY4 we want to bring electric mobility to the air, demonstrating the feasibility of this technology and identify specific fields of application in passenger transport," explained Prof. Josef Kallo, Electric Fly Coordinator for DLR.

The HY4 electric motor has an output of 80 kilowatts, a top speed of around 200 km/h and a cruising speed of 145 kilometers per hour. Depending on speed, altitude and load a range, 750 to 1500 kilometers are possible. The striking feature of HY4 is its two hulls, which are connected to each other very firmly on the wings. This twin-hull design allows optimum distribution of drive components and a higher overall payload. In each of the two hulls two passengers have space. The maximum weight of the HY4 is 1500 kg. The main energy source is a low-temperature PEM fuel cell from Hydrogenics. This converts hydrogen and air into water and electrical energy. In cruise flight, the fuel cell supplies the electric motor reliably with electricity.

"We are very pleased to be part of this consortium. Hydrogenics has a history of supporting and partnering on aviation projects in Europe. From the power system for an A320 nose wheel electric drive in 2010 to the 2012 hydrogen propulsion system we provided DLR for their Antares H2 single seater plane, Hydrogenics is a proud supporter of bringing the benefits of it's technology to the air. With the HY4, a small passenger plane, we will achieve an important milestone for Hydrogenics and for general aviation," said Daryl Wilson, CEO of Hydrogenics.

Electric Air Taxis: Regional Transport as an entry scenario

One of the first real-world applications is German and European regional air traffic. "Our goal is to use aircrafts such as the HY4 as Electric Air Taxis to link cities and offer faster alternatives to existing transport routes," said Kallo. Especially for shorter distances, electric drives are very well suited because they are low-noise and low emission and can also start on short runways and land due to its high torque. With more than 60 regional and international airports, Germany has an existing well-developed, extensively distributed network and the appropriate infrastructure for the realization of this approach. Prof. André Thess, Director of the DLR Institute of Technical Thermodynamics commented: "The four-seat electric aircraft HY4 fits perfectly with our strategy to develop synergies between electromobility on the road and in the air."

The HY4 project partners

Under the guidance of the DLR Institute of Technical Thermodynamics, which is also responsible for the overall integration of the powertrain, several partners have joined forces: the fuel cell manufacturer Hydrogenics, the aircraft manufacturer Pipistrel, the University of Ulm as a scientific partner and the airport of Stuttgart as homebase for the HY4.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: For further information, contact:
         Bob Motz, Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com